

June 3, 2014

<u>Via E-mail</u>:
J. Lloyd Breedlove
Chief Executive Officer
Anpath Group, Inc.
515 Congress Ave., Suite 1400
Austin, TX 78701

> **Re:** **Anpath Group, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed May 22, 2014**
> **File No. 0-55248**

Dear Mr. Breedlove:

We have reviewed the amendment to your filing and have the following comments.

<u>Involvement in Certain Legal Proceedings</u>

1. In light of your revised disclosure in response to comments 9 and 10 in our letter dated May 5, 2014, it appears that Mr. Batson would qualify as a control person for purposes of Item 401(g)(2) of Regulation S-K disclosure. Refer to definition of "control" set forth in Rule 12b-2 of the Exchange Act Rules. Please revise to provide with respect to Mr. Batson as a control person, disclosure of any of the events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 of Regulation S-K that occurred during the past five years and that are material to a voting or investment decision.

<u>Certain Relationships and Related Transactions, and Director Independence</u>

2. We note that as of December 31, 2013, Mr. Batson had made advances to the company totaling $71,720. Please disclose here or in an appropriate section of the filing whether these advances were used to fund the company's operations, and any material terms regarding their repayment. Additionally, if the advances were made pursuant to written instrument, please file it as an exhibit to the registration statement. If they were made pursuant to a verbal agreement, for guidance please refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or Jeanne Baker, Staff Accountant at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Branden Burningham (Via e-mail)
         Burningham and Burningham